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                                                                  Exhibit (a)(9)


                                            October 20, 1995

PG&E ANNOUNCES TENDER OFFER FOR PREFERRED STOCK
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     San Francisco  --  Pacific Gas and Electric Company today announced its offer to purchase up to 12,610,000 shares of its preferred stock for cash. The tender offer will commence on October 23 and is scheduled to expire on November 20, unless extended. The offer is not conditioned upon any minimum number of shares being tendered.

     PG&E is offering to purchase shares of three series of its preferred stock traded on the American and Pacific stock exchanges. The Company will offer to purchase up to 4,850,000 shares (97 percent of the shares outstanding) of its
7.44 percent Redeemable First Preferred Stock for $25.85 per share, up to 2,910,000 shares (97 percent of the shares outstanding) of its 7.04 percent Redeemable First Preferred Stock for $26.80 per share and up to 4,850,000 shares (97 percent of the shares outstanding) of its 6 7/8 percent Redeemable First Preferred Stock for $25.25 per share.

     Accrued dividends on each series of stock for the period August 1 through October 31 will be paid on November 15 to holders of record on October 16.

     Dealer managers for the tender offer are Goldman, Sachs & Co. and Dean Witter Reynolds Inc. D. F. King & Co., Inc. is acting as information agent.